Managed High Income Portfolio Inc.

Results of Annual Meeting of Shareholders

On June 13, 2006, the Annual Meeting of Shareholders was held for the purpose of considering and voting upon the election of Directors for Western Asset Managed High Income Portfolio Inc. The following table provides information concerning the matter voted upon at the Meeting.

Item Voted On

Election of Directors	         Common Shares            Common Shares
				 Voted for Election       Witheld

Robert A Frenkel		  38,862,915	           4,125,837
R.Jay Gerken			  42,107,699	             881,053

The following Directors, representing the balance of the BOard of Directors, continue to serve as Directors:
Dwight B. Crane
Paolo M. Cucchi
Paul Hardin
William Hutchinson
George M. Pavia